Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 25, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
18/10/2021	MTA	7,250	191.3714	1,387,442.30
19/10/2021	MTA	4,966	191.8316	952,635.85
20/10/2021	MTA	6,701	192.6689	1,291,074.10
21/10/2021	MTA	5,565	191.6208	1,066,369.80
22/10/2021	MTA	7,512	192.5353	1,446,325.35
Total	—	31,994	192.0312	6,143,847.40

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till October 22, 2021, the total invested consideration has been:
•Euro 18,004,745.00 for No. 96,924 common shares purchased on the MTA.

As of October 22, 2021, the Company held in treasury No. 9,869,827 common shares equal to 3.84% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until October 22, 2021, the Company has purchased a total of 4,684,501 own common shares on MTA and NYSE for a total consideration of Euro 671,426,447.24.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2